QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 10

Florida Gaming Corporation (Name of Issuer)
Common Stock Par Value $.10 Per Share (Title of Class of Securities)
340689108 (CUSIP Number)

Phillip E. Allen
Attorney at Law
12910 Shelbyville Road
Suite 130
Louisville, Kentucky 40243
(502) 254-1213
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Various (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box:    ☐.

        Check the following box if a fee is being paid with this Statement:    ☐.

CUSIP NO. 3406889108	13D

1.	NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Freedom Financial Corporation 35-1634756

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

Number of Shares Beneficially Owned By Each Reporting Person With		7.	SOLE VOTING POWER None

		8.	SHARED VOTING POWER 2,068,984

		9.	SOLE DISPOSITIVE POWER None

		10.	SHARED DISPOSITIVE POWER 2,068,984

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Freedom Financial Corporation beneficially owns 2,068,984 shares of common stock of Florida Gaming Corporation.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9%

14.	TYPE OF REPORTING PERSON
CO

ITEM 1. SECURITY AND ISSUER.

        Not Amended

ITEM 2. IDENTITY AND BACKGROUND.

        Not Amended

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

        Item 3 is amended to add the following at the end thereof:

        On December 21, 2001, Freedom acquired 91,500 shares of the Issuer's common stock in a private transaction for $.80 cash per share for an aggregate of $73,200. Freedom paid the purchase price out of its working capital.

        On May 8, 2000, Freedom entered into an Agreement with Duke Allen to purchase 2,785 shares of the Issuer's common stock during the period commencing May 31, 2000 and ending July 31, 2002 for $5.50 cash per share for an aggregate of $15,317.50. Freedom has purchased 2,385 of such shares and will purchase the remaining 400 shares on or before July 31, 2002. All of the shares subject to the Agreement are included in the total shares owned by Freedom reported herein. The purchase price for such shares has been and will continue to be paid out of Freedom's working capital.

        On May 8, 2000, Freedom entered into an Agreement with Richard G. Allen to purchase 2,650 shares of the Issuer's common stock during the period commencing May 31, 2000 and ending June 30, 2002 for $5.50 per share for an aggregate of $14,575.00. Freedom has purchased 2,450 of such shares and will purchase the remaining 200 shares on or before June 30, 2002. All of the shares subject to the Agreement are included in the total shares owned by Freedom reported herein. The purchase price for such shares has been and will continue to be paid out of Freedom's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is amended to add the following at the end thereof:

        Freedom acquired the shares described in Item 3 above to increase its ownership of shares of the Issuer's common stock.

        Freedom may purchase additional shares of the Issuer's common stock from time to time at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended to read as follows:

        (a) The Issuer has 6,189,395 shares of common stock issued and outstanding of which 2,068,984 shares (31.9%) are owned beneficially by Freedom. These shares include 1,772,315 shares either owned of record by Freedom or held in street name for Freedom and 296,669 shares into which 1,000 shares of the Issuer's Series F Preferred Stock owned beneficially by Freedom are convertible. Freedom also owns 200 shares of the Issuer's Series E Preferred Stock, but the conversion ratio of the Series E Preferred Stock into shares of common stock is not currently ascertainable.

        (b) Freedom shares the power to vote and to dispose of the 2,068,984 shares of the Issuer's common stock with Holding, which owns 95% of the voting shares of Freedom, and with W. Bennett Collett, who owns 74.33% of the voting shares of Holding.

        W. Bennett Collett has an option to purchase 960,000 shares of the Issuer's common stock. In addition Mr. Collett, in his capacity as Chairman of the Board and Chief Executive Officer of the

Issuer, holds a proxy to vote 703,297 shares (11.6%) of the Issuer's common stock owned by BOK DPC Asset Holding Corporation ("DPC"), a subsidiary of the Bank of Oklahoma. The Issuer's wholly-owned subsidiary, Florida Gaming Centers, Inc., owns pari-mutuel licenses and Florida law prohibits any person from owning more than 5% of the Issuer's common stock unless the Florida Department of Business and Professional Regulation (the "Department") approves such ownership. As a condition to "DPC" acquiring the shares without the Department's approval, the Department required DPC to escrow the shares and to grant an irrevocable proxy to the Chairman of the Board and Chief Executive Officer of the Issuer to vote the shares until such time as DPC either disposes of the shares that are in excess of 5% of the Issuer's shares or obtains the approval of the Department to own more than 5% of the Issuer's shares.

        The filing of this statement shall not be construed as an admission that Freedom, Holding, W. Bennett Collett, or Florida Gaming Centers, Inc. is the beneficial owner of any securities covered by this statement.

        (c) W. Bennett Collett has not effected any transactions in the Issuer's common stock within the past sixty (60) days. Freedom has purchased 600 shares of the Issuer's common stock during the last sixty (60) days for $5.50 per share. (See Item 3 above.)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        Item 6 is amended to read as follows:

        Effective May 14, 2002, Freedom entered into a Security Agreement with W. Bennett Collett ("Mr. Collett") under which Freedom pledged 1,772,315 shares of the Issuer's common stock, 1000 shares of the Issuer's Series F Preferred Stock and 200 shares of the Issuer's Series E Preferred Stock to Mr. Collett to secure Freedom's agreement to indemnify and to hold Mr. Collett harmless with respect to his personal guarantee of a $2,100,000 loan made to Freedom by CIB Bank and to secure various promissory notes owed by Freedom to Mr. Collett in the aggregate amount of $2,199,053 including accrued and unpaid interest. A copy of the Security Agreement with the appendices thereto is attached hereto as Exhibit 10-1 and is incorporated herein by reference. The proceeds of the CIB Bank loan to Freedom were not used to purchase the Issuer's shares. A security interest has been or will be promptly perfected in all but 50,000 shares of the Issuer's common stock and 100 shares of the Issuer's Series E Preferred Stock. It is anticipated that the security interest in said 50,000 shares of the Issuer's common stock and 100 shares of the Issuer's Series E Preferred Stock will be perfected within approximately ninety (90) days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is amended to add the following exhibit:

Exhibit No.	Description.
10-1	Security Agreement effective May 14, 2002 between Freedom Financial Corporation and W. Bennett Collett with Appendices 1, 2 and 3 thereto.

SIGNATURE

Freedom Financial Corporation
By:	/s/ W. BENNETT COLLETT W. Bennett Collett Chairman of the Board and Chief Executive Officer

Date: June 5, 2002

QuickLinks

  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE